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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                           Commission File Number
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(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended   March 31, 2000
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

 International Microcomputer Software, Inc.
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Full Name of Registrant


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Former Name if Applicable

 75 Rowland Way
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Address of Principal Executive Office (Street and Number)

 Novato California 94945
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The form 10-Q for the quarter ended March 31, 2000 could not be filed on time because of the very extended delay in filing the amended Form 10-K for the year ended 6-30-99, the amended Form 10-Q for the quarter ended 9-30-99 and the 10-Q for the quarter ended 12-31-99. This extended delay was caused by the requirement to satisfactorily amend the first two statements and respond to the Securities and Exchange Commission's February 10, 2000 letter. These earlier filings were finally completed last week, and this left insufficient time to incorporate all of the revised disclosures in the current 10-Q and for our public accountant to complete their review of the statement.


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                      Jeffrey B. Morgan             415            878-4079
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                           (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended March 31, 2000 IMSI will report an operating loss of $1,490,000 and a net loss of $5,594,000. This compares to an operating loss of $6,231,000 and a net loss of $9,692,000 for the same period last year. For the nine months ended March 31, 2000, IMSI will report an operating loss of $9,372,000 and a net loss of $16,676,000. This compares to an operating loss of $13,983,000 and a net loss of $15,104,000 for the first nine months of 1999. All revenues declined and all expenses have been reduced consistent with the company's strategy to downsize and redirect the Company's focus to develop its core internet businesses. During the quarter ended March 31, 2000 IMSI established a $1,834,000 reserve for the anticipated loss on the disposition of fixed assets. Also during the quarter, IMSI recorded a $2,023,000 loss on the discontinued European and South African operations. This reserve and loss account for nearly all of the difference between the operating loss and net loss for the quarter.

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 15, 2000                    By  /s/  JEFFREY B. MORGAN
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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